Exhibit 99.1

Johannesburg, 12 May 2020: Sibanye Stillwater Limited (“Sibanye-Stillwater”, “the Company” and/or “the Group”) (JSE: SSW & NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2020. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 31 MARCH 2020

●	Record breaking safety performance by SA gold operations
●	Record quarterly adjusted EBITDA[3] of R11,132 million (US$724 million)
●	Leverage reduced by 40% with Net debt:adjusted EBITDA reducing to 0.75x
●	Another solid performance from SA PGM operations – successful integration of Marikana operation continues
●	US PGM operations back at planned production rates and have maintained output during COVID-19 pandemic
●	Steady performance from SA gold operations
●	SA operations ramping up as planned following partial easing of COVID-19 restrictions in April 2020

US dollar						SA rand
Quarter ended						Quarter ended
Mar 2019	Dec 2019	Mar 2020		KEY STATISTICS		Mar 2020	Dec 2019	Mar 2019
				UNITED STATES (US) OPERATIONS
				PGM operations[1]
130 899	161 849	141 585	oz	2E PGM production[2]	kg	4 404	5 034	4 071
201 289	229 540	221 798	oz	PGM recycling[1]	kg	6 899	7 140	6 261
1 305	1 609	2 053	US$/2Eoz	Average basket price	R/2Eoz	31 569	23 684	18 283
104.6	171.4	133.8	US$m	Adjusted EBITDA[3]	Rm	2 058.6	2 522.5	1 465.9
27	28	30%		Adjusted EBITDA margin[3]	%	30	28	27
833	798	894	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	13 756	11 747	11 671
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[5]
263 508	461 719	418 072	oz	4E PGM production[2]	kg	13 004	14 361	8 196
1 221	1 600	2 158	US$/4Eoz	Average basket price	R/4Eoz	33 192	23 558	17 104
62.8	259.7	523.0	US$m	Adjusted EBITDA[3]	Rm	8 043.1	3 822.7	880.0
51	39	51%		Adjusted EBITDA margin[3]	%	51	39	51
845	1 040	1 089	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	16 745	15 309	11 841
				Gold operations
143 278	300 578	238 076	oz	Gold production	kg	7 405	9 349	4 456
1 306	1 415	1 608	US$/oz	Average gold price	R/kg	795 323	669 797	588 040
(115.0)	76.4	73.2	US$m	Adjusted EBITDA[3]	Rm	1 125.8	1 125.1	(1 611.4)
(63)	17	19%		Adjusted EBITDA margin[3]	%	19	17	(63)
2 030	1 314	1 500	US$/oz	All-in sustaining cost[4]	R/kg	741 858	621 943	914 590
				GROUP
57.7	502.8	723.8	US$m	Adjusted EBITDA[3,6]	Rm	11 131.8	7 401.4	808.0
14.01	14.72	15.38	R/US$	Average exchange rate

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2	Platinum Group Metals (PGM) production in the SA operations (including attributable production from Mimosa) is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au). The US operations primarily produce palladium and platinum, referred to as 2E (2PGM)
3	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “salient features and cost benchmarks for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019 for the definition of All-in sustaining cost
5	The SA PGM operations’ results for the quarter ended 31 March 2019 excluded the Marikana operations
6	The Group adjusted EBITDA includes the impact of the streaming transaction which is only recognised at the Corporate level

Stock data for the quarter ended 31 March 2020		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share	R22.57 to R35.35
- at 31 March 2020	2 675 009 860	Average daily volume	26 712 953
- weighted average	2 671 855 475	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	81%	Price range per ADR	US$4.72 to US$10.10
Bloomberg/Reuters	SSW SJ/SSWJ.J	Average daily volume	5 724 117

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 1

OVERVIEW FOR THE QUARTER ENDED 31 MARCH 2020 COMPARED TO QUARTER ENDED 31 MARCH 2019

The Group had a strong start to the year, with the operating and financial performance for Q1 2020, materially better than for the comparable period in 2019.

The US PGM operations reported an 8% increase in mined 2E PGM production relative to Q1 2019, reflecting the return to planned production rates at the East Boulder and Stillwater mines, despite the difficult ground conditions which continued to impact the Blitz project into Q1 2020.

The solid performance from the SA PGM operations continued, with 4E PGM production increasing by 59% year-on-year, driven by the successful integration of the Marikana operation following the acquisition of Lonmin Plc in June 2019.

Gold production from the SA gold operations also increased by 66% as production normalised compared with Q1 2019, which was impacted by the five-month AMCU strike.

Precious metals prices remained buoyant during Q1 2020, with palladium and rhodium prices reaching record levels, before falling in late March 2020 as rising concerns about the economic impact of the COVID-19 pandemic led to a general collapse in most global markets, including precious metals. For the US PGM operations, the 2E PGM basket price averaged US$2,053/2Eoz for Q1 2020, 57% higher than for Q1 2019. Further depreciation of the rand provided an additional revenue boost for the SA operations, with the average 4E PGM basket price of R33,192/4Eoz for Q1 2020, 94% higher year-on-year and the average rand gold price received 35% higher at R795,323kg.

Group adjusted EBITDA for Q1 2020 was materially higher than Q1 2019, increasing by R10,324 million (US$666 million) to R11,132 million (US$724 million), which alongside a reduction in net debt, resulted in net debt:adjusted EBITDA (ND:adjusted EBITDA) decreasing to 0.75x at quarter end, from 1.25x at the end of December 2019.

The Group is in a solid financial position, with leverage now comfortably below our 1x target and sufficient liquidity, despite the temporary suspension of production at our SA operations in April 2020 in accordance with South African COVID-19 lockdown regulations.

Given reduced dollar net debt, available liquidity, including DRDGOLD increased to R18,315 million (US$1,026 million) at 31 March 2020, consisting of R16,357 million (US$916 million) cash on hand, R214 million (US$12 million) committed undrawn facilities and R1,744 million (US$98 million) of available uncommitted overnight facilities. Available rand RCF facilities were drawn down ahead of the COVID-19 lockdown in South Africa as a precautionary measure. The US PGM operations continued to operate during Q2 2020 to date, and following amendments to the SA COVID-19 lockdown restrictions, the SA operations are rebuilding to an initial 50% capacity. The Group has optimised working capital and increased liquidity and balance sheet flexibility to ensure an appropriately robust financial position. The primary priority remains to lower the Group’s net debt position further.

Following the market collapse in late March 2020 after an initial liquidity sell off, precious metals prices recovered quickly. Basket prices remain elevated compared to the same time in 2019 with further depreciation of the rand continuing to benefit revenues for the SA operations. The 2E PGM basket price has averaged approximately US$1,820/2Eoz for Q2 2020 to date, with the rand 4E PGM basket price averaging approximately R33,950/4Eoz and the rand gold price averaging just over R1,000,000/kg to date, which if sustained, will be positive for earnings and cash flow as the operational build up continues.

The future impact of COVID-19 remains uncertain and as such guidance will be provided once we have greater certainty about the operating outlook. For more information about our actions, announcements and response to COVID-19, please refer to https://www.sibanyestillwater.com/news-investors/happenings/responding-to-covid-19/.

SAFE PRODUCTION

The intense focus on safe production at our operations and the implementation of medium- and long-term safety initiatives, which are underpinned by the Zero Harm Strategic Framework, continues.

The SA gold operations achieved an unprecedented 11.5 million fatality free shifts on 6 May 2020, with over 620 days without any fatalities. An overall improvement of 13% in terms of the Total Injury frequency rate (TIFR) compared with Q1 2019, is also encouraging.

The US PGM operations’ safety performance also continued to improve with the Total Reportable Injury Frequency Rate (TRIFR) for Q1 2020, 25% lower than for the comparable period in 2019.

Regrettably, the SA PGM operations experienced four fatalities during the quarter, compared with two fatalities for the same period in 2019. On 7 February 2020, Mr. Khulile Nashwa, a Winch Operator at the Rowland mine, Marikana operation, was travelling in the haulage when a loco derailed and struck him. He was 49 years old and is survived by his wife and seven dependents. On 17 January 2020, Mr. Joao Abilio Silindane, a Rock Drill Operator at Bambanani mine, Kroondal operation, was fatally injured in a gravity-induced fall of ground incident. He was 56 years of age and is survived by his wife and two dependents. On 20 March 2020, Mr. Emanoel Kaphe, a Rock Drill Operator at Thembelani mine, Rustenburg operation, was fatally injured in a gravity-induced fall of ground incident. He was 48 years of age and is survived by his wife and two dependents. The fourth incident occurred on 24 March 2020, Mr. Rossofino Manhavele, a Conveyor belt operator at Siphumelele mine, Rustenburg operation, was found unresponsive lying in a prone position at the bottom of the stairway next to the reef conveyor belt tail pulley on surface. Mr Manhavele succumbed to his injuries on 30 March 2020 whilst still in Millpark hospital. He was 46 years of age and is survived by his wife and three dependents. The Board and management of Sibanye-Stillwater extend their sincere condolences to the family and friends of these employees.

A principal focus at the operations continues to be on identifying and, rectifying safety hazards and verifying that adequate close out has been achieved. In addition, ongoing monitoring of outlying working places in terms of risk score and/or compliance, remains a key area of focus. The Critical Control Management journey stemming from detailed risk analysis process that we embarked on in

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 2

H2 2019 is also maintaining steady progress and is being addressed within the various discipline focus areas, as well as the overall organisational health and safety strategy.

The safe start-up and subsequent production build-up, following the national lockdown in South Africa as a result of the COVID-19 pandemic, will be a critical focus during the second quarter.

OPERATING REVIEW

US PGM operations

Mined 2E PGM production for Q1 2020 of 141,585 2Eoz was 8% higher than for Q1 2019. Production from the Stillwater Mine (including Blitz) was 83,445 oz for Q1 2020, 3% higher than Q1 2019, while East Boulder (EB) delivered 58,140 oz, 17% higher than Q1 2019. Tonnes milled for Q1 2020 totalled 347,528 tonnes, 8% higher than the comparable quarter in 2019. PGM sales in March 2020 were affected by a delay in refined metal released, resulting in sales for Q1 2020 of 91,975 2Eoz. This refined production was subsequently released and sold during April 2020.

All-in sustaining cost (AISC) of US$894/ 2Eoz for Q1 2020, was 7% higher than for the comparable period in 2019, largely due to lower production from Blitz and higher royalties and taxes as a result of an inflated realized PGM basket price (contributing US$37/ 2Eoz to the variance).

The recycling operation fed an average of 28 tonnes of catalyst per day in Q1 2020, 9% higher than Q1 2019. High recycling feed rates continued to increase with increased recycling receipts, as tonnes of catalyst received were 33 tonnes per day for Q1 2020, 60% higher than Q1 2019. Given significant receipts towards the end of the quarter and ahead of COVID-19 related restrictions, recycle inventory approximated 815 tonnes. This has reduced to more normalised levels (200 – 300 tonnes).

Adjusted EBITDA of US$134 million (R2,059 million) at an improved adjusted EBITDA margin of 30% compares favourably to adjusted EBITDA of US$104.6 million (R1,466 million) for Q1 2019, despite sales being lower than production for Q1 2020.

The threat of COVID-19 was managed in a proactive manner through the roll out of response plans and actions, as well as the suspension of non-essential growth capital at Blitz. Despite these measures, a meaningful increase in mined 2E PGM production from the US PGM operations is still forecast for 2020. Given the previously mentioned suspension of non-essential activities at Blitz, capital expenditure is expected to reduce to between US$200 million and US$220 million for the year, approximately US$60 million less than previously guided. Approximately 60% of this anticipated spend is growth capital in nature, including expenditure on the Fill the Mill (FTM) project.

SA PGM operations

The SA PGM operations continued to perform strongly, with 4E PGM production of 418,072 4Eoz for Q1 2020, 59% higher than the comparable period in 2019. Higher AISC of R16,745/4Eoz (US$1,089/4Eoz) year-on-year, reflect the change to toll processing at Rustenburg, higher royalties and the inclusion of production from the Marikana operation with a higher average AISC, which was absent in Q1 2019. 4E PGM sold of 522,843 4Eoz was 25% higher than 4E PGM production for Q1 2020, due to the sale of additional ounces ahead of the COVID-19 lockdown.

4E PGM production from Rustenburg was 10% lower than Q1 2019 at 154,568 oz, due to a section 54 stoppage arising from the Thembelani fatal accident and COVID-19 related production losses due to the operations being placed on care and maintenance on 27 March 2020. Higher AISC of R18,255/4Eoz (US$1,187/4Eoz) was mainly as a result of lower production and higher royalties. The significant increase (99%) in the average 4E PGM basket price from R16,582/4Eoz (US$1,184/4Eoz) to R32,958/4Eoz (US$2,143/4Eoz), resulted in royalties increasing significantly, by R1,848/4Eoz (US$120/4Eoz) compared with Q1 2019.

4E PGM production from Kroondal of 53,458 4Eoz was 8% lower year-on-year, mainly due to the COVID-19 lockdown during the last week of March 2020 impacting 4,649 4Eoz.  AISC of R12,619/4Eoz (US$820/4Eoz), was 16% higher than the comparable period in 2019 primarily due to lower production and higher royalties.

The integration of the Marikana operation has proceeded smoothly. The Marikana operation produced 171,997 4Eoz and processed 8,068 4Eoz under existing purchase of concentrate arrangements in Q1 2020. The COVID-19 lockdown resulted in approximately 14,650 4Eoz lost production for the quarter. AISC of R17,128/4Eoz (US$1,114/4Eoz) was 2% lower than for Q4 2019, demonstrating the cost benefits of synergies already realised.

Chrome revenue for Q1 2020 of R324 million was higher than the Q1 2019 chrome revenue of R304 million, despite the average chrome price declining by 23% from US$167/tonne in Q1 2019 to US$128/tonne in Q1 2020, due to the inclusion of the Marikana chrome tonnes.

Mimosa continued to perform steadily, reporting attributable 4E PGM production of 28,777 4Eoz with AISC of US$826/4Eoz.

The inclusion of revenue from the Rustenburg operation (deferred in Q1 2019 due to the change from purchase of concentrate to toll treatment arrangement) and the Marikana operation (acquired in June 2019), together with the 94% higher average 4E PGM basket price resulted in adjusted EBITDA increasing significantly to R8,043 million (US$523 million) from R880 million (US$63 million) in Q1 2019. This was also notably higher than the R3,823 million (US$260 million) adjusted EBITDA from Q4 2019, with the adjusted EBITDA margin increasing from 39% for Q4 2019 to 51% for Q1 2020. Despite the pullback in PGM prices, as a result of ongoing depreciation of the rand, the average basket price for Q2 2020 to date, has remained above R30,000/4Eoz.

The SA PGM operations have begun a phased build-up of production in line with the amended regulations in terms of the COVID-19 disaster management act. The initial phase involved the resumption of surface production and limited underground mining to supplement surface material, with the subsequent build up to 50% likely to be achieved during May 2020. Following a review of non-

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 3

essential capital expenditure, forecast capital expenditure for the year has been reduced by approximately R900 million to R2,200 million. Approximately 60% of the capital reduction is related to ore reserve development which was deferred while the operations were on care and maintenance and 40% on project and other capital.

Anglo Platinum Force Majeure

On 6 March 2020, Anglo American Platinum (Anglo Platinum) announced the temporary shutdown of its converter plants and issued shut down notices pursuant to a Force Majeure event.

On 5 May 2020, Anglo American Platinum announced that it had completed the repair of its converter plant Phase B unit and that it expected to be fully operational from 12 May 2020, following which, force majeure to suppliers of concentrate will be lifted.

As a result of the completion of repairs to the Anglo Platinum converter plant, from 12 May 2020, Sibanye-Stillwater will resume delivery of concentrate from the Rustenburg, Kroondal and Platinum Mile operations to Anglo Platinum for processing as per the original agreements.  The payment terms related to purchase of concentrate agreements and delivery terms of metals relating to tolling agreements, shall resume as per normal for all concentrates delivered from 12 May 2020.  In addition, Sibanye-Stillwater has agreed a delivery schedule with Anglo Platinum relating to tolled metals that should have been processed and delivered during the shutdown period. Delivery of these outstanding metal credits that were locked up as a result of the Anglo converter plant failure, are expected to commence during May 2020 with the majority of outstanding metal credits expected to be delivered by the end of July 2020.

SA gold operations

Gold production of 7,405kg (238,076oz) for Q1 2020 was 66% higher than for the comparative period in 2019, which was severely impacted by the five-month AMCU strike that ended in April 2019. AISC of R741,858/kg (US$1,500/oz) was also significantly improved compared with AISC of R914,590/kg (US$2,030/oz) for Q1 2019. Gold production (excluding DRDGOLD), increased by 82% year-on-year, from 3,326kg (106,948oz) to 6,059kg (194,801oz). Production was impacted by the seasonal factors (the return to work and production build up after the December holidays) and operational disruptions caused by ESKOM power outages and the COVID related lockdown which impacted production for the last week of March 2020. The Kloof operation was also affected by a fire at Kloof 3 shaft, as well as seismicity that affected the Driefontein operation and limited access to higher grade production areas.

The return to more normalised production levels after the five months strike in H1 2019, coupled with the 35% increase in the average gold price to R795,323/kg (US$1,608/oz) resulted in a R2,737 million (US$188 million) turnaround in adjusted EBITDA, from a loss of R1,611 million (US$115 million) for Q1 2019 to R1,126 million (US$73 million) for Q1 2020 at an adjusted EBITDA margin of 19%. The rand gold price for Q2 2020 to date has averaged approximately R1,000,000/kg (US$1,680/oz), 26% higher than the average price for Q1 2020. This has positive implications for earnings and cash flow from the SA gold operations as production continues to ramp up in accordance with the amended COVID-19 regulations issued in terms of the Disaster Management Act.

As with the SA PGM operations, the build up to 50% is likely to be achieved during May. Capital expenditure for 2020 has been revised downwards by R840 million to R2,500 million, with approximately 71% of the capital reduction related to ore reserve development which was deferred while the operations were on care and maintenance, 10% on growth projects (Burnstone) and 19% on other capital projects.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 4

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 31 MARCH 2020, 31 DECEMBER 2019 AND 31 MARCH 2019

US and SA PGM operations

				US OPERATIONS	SA OPERATIONS
			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM			Rustenburg		Marikana		Kroondal	Plat Mile	Mimosa
Attributable				Under - ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Mar 2020	8 237	347	7 890	4 149	3 741	1 480	1 147	1 486	819	841	1 775	342
		Dec 2019	9 000	391	8 609	4 776	3 833	1 696	1 127	1 711	849	1 011	1 857	358
		Mar 2019	6 047	322	5 725	2 883	2 842	1 667	1 022	-	-	877	1 820	339
Plant head grade	g/t	Mar 2020	2.71	13.92	2.22	3.41	0.89	3.56	1.02	3.79	0.86	2.39	0.83	3.58
		Dec 2019	2.76	14.05	2.25	3.36	0.87	3.59	1.03	3.62	0.94	2.44	0.75	3.57
		Mar 2019	2.67	13.76	2.05	3.19	0.89	3.49	1.21	-	-	2.48	0.72	3.56
Plant recoveries	%	Mar 2020	77.98	90.12	74.38	83.47	35.98	84.62	29.86	84.82	45.30	82.72	19.58	73.10
		Dec 2019	77.98	91.64	74.11	83.09	31.14	83.63	29.40	84.08	41.31	82.75	10.38	75.74
		Mar 2019	75.93	91.80	69.82	82.83	22.64	84.32	34.24	-	-	82.89	11.65	75.53
Yield	g/t	Mar 2020	2.11	12.54	1.65	2.85	0.32	3.01	0.30	3.21	0.39	1.98	0.16	2.62
		Dec 2019	2.16	12.88	1.67	2.79	0.27	3.00	0.30	3.04	0.39	2.02	0.08	2.70
		Mar 2019	2.03	12.64	1.43	2.64	0.20	2.95	0.41	-	-	2.05	0.08	2.69
PGM production[2]	4Eoz - 2Eoz	Mar 2020	559 657	141 585	418 072	379 345	38 727	143 335	11 233	153 775	18 222	53 458	9 272	28 777
		Dec 2019	623 568	161 849	461 719	428 160	33 559	163 717	10 973	167 692	17 939	65 627	4 647	31 124
		Mar 2019	394 407	130 899	263 508	245 041	18 467	157 924	13 589	-	-	57 823	4 878	29 294
PGM sold	4Eoz - 2Eoz	Mar 2020	614 818	91 975	522 843	501 830	21 013	188 417	11 741	231 178		53 458	9 272	28 777
		Dec 2019	562 487	166 218	396 269	378 356	17 913	155 359	13 266	126 246		65 627	4 647	31 124
		Mar 2019	219 449	127 454	91 995	87 117	4 878	-	-	-		57 823	4 878	29 294
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Mar 2020	32 937	31 569	33 192	33 574	29 422	33 563	23 254	32 954		36 011	27 901	28 924
		Dec 2019	23 598	23 684	23 558	23 799	22 720	23 725	18 382	23 262		25 005	20 379	21 950
		Mar 2019	17 281	18 283	17 104	16 874	14 943	16 761	14 498	-		17 182	16 182	16 453
	US$/4Eoz - US$/2Eoz	Mar 2020	2 142	2 053	2 158	2 183	1 913	2 182	1 512	2 143		2 341	1 814	1 881
		Dec 2019	1 603	1 609	1 600	1 617	1 543	1 612	1 249	1 580		1 699	1 384	1 491
		Mar 2019	1 234	1 305	1 221	1 204	1 067	1 196	1 035	-		1 226	1 155	1 174
Operating cost[5]	R/t	Mar 2020	1 051	5 065	824	1 560	75	1 499	182	1 323		798	41	1 034
		Dec 2019	963	4 363	802	1 439	68	1 366	185	1 283		749	28	929
		Mar 2019	740	4 080	541	1 004	126	1 139	305	-		748	26	978
	US$/t	Mar 2020	68	329	54	101	5	97	12	86		52	3	67
		Dec 2019	65	296	55	98	5	93	13	87		51	2	63
		Mar 2019	53	291	39	72	9	81	22	-		53	2	70
	R/4Eoz - R/2Eoz	Mar 2020	15 028	12 414	15 979	16 941	7 269	15 474	18 588	17 731		12 561	7 841	12 288
		Dec 2019	14 054	10 541	15 375	16 017	7 780	14 151	18 974	17 699		11 538	11 384	10 690
		Mar 2019	11 575	10 038	12 434	11 835	19 441	12 018	22 932	-		11 335	9 717	11 320
	US$/4Eoz - US$/2Eoz	Mar 2020	977	807	1 039	1 101	473	1 006	1 209	1 153		817	510	799
		Dec 2019	955	716	1 044	1 088	529	961	1 289	1 202		784	773	726
		Mar 2019	826	716	888	845	1 388	858	1 637	-		809	694	808
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Mar 2020	15 948	13 756	16 745			18 255		17 128		12 619	8 251	12 701
		Dec 2019	14 336	11 747	15 309			14 499		17 409		11 713	12 610	11 538
		Mar 2019	11 780	11 671	11 841			12 211		-		10 916	9 779	11 857
	US$/4Eoz - US$/2Eoz	Mar 2020	1 037	894	1 089			1 187		1 114		820	536	826
		Dec 2019	974	798	1 040			985		1 183		796	857	784
		Mar 2019	841	833	845			872		-		779	698	846
All-in cost[6]	R/4Eoz - R/2Eoz	Mar 2020	17 193	18 322	16 782			18 255		17 140		12 619	9 566	12 701
		Dec 2019	15 321	15 228	15 355			14 509		17 457		11 713	14 633	11 538
		Mar 2019	12 901	14 781	11 851			12 211		-		10 916	10 250	11 857
	US$/4Eoz - US$/2Eoz	Mar 2020	1 118	1 191	1 091			1 187		1 114		820	622	826
		Dec 2019	1 041	1 035	1 043			986		1 186		796	994	784
		Mar 2019	921	1 054	846			872		-		779	732	846
Capital expenditure[3]
Ore reserve development	Rm	Mar 2020	608.0	264.9	343.1			144.1		199.0		-	-	-
		Dec 2019	551.1	215.0	336.1			113.9		222.2		-	-	-
		Mar 2019	432.9	312.3	120.6			120.6		-		-	-	-
Sustaining capital		Mar 2020	311.9	86.7	225.2			97.6		86.4		40.4	0.6	76.9
		Dec 2019	613.4	139.5	473.9			96.3		295.1		79.3	2.9	104.7
		Mar 2019	85.0	29.0	56.0			27.3		-		25.2	3.5	72.5
Corporate and projects		Mar 2020	658.6	646.4	12.2			-		-		-	12.2	-
		Dec 2019	573.7	563.4	10.3			1.8		(0.9)		-	9.4	-
		Mar 2019	409.4	407.1	2.3			-		-		-	2.3	-
Total capital expenditure	Rm	Mar 2020	1 578.5	998.0	580.5			241.7		285.4		40.4	12.8	76.9
		Dec 2019	1 738.2	917.9	820.3			212.0		516.4		79.3	12.3	104.7
		Mar 2019	927.3	748.3	178.9			147.9		-		25.2	5.8	72.5
	US$m	Mar 2020	102.6	64.9	37.7			15.7		18.6		2.6	0.8	5.0
		Dec 2019	118.1	62.4	55.7			14.4		35.1		5.4	0.8	7.1
		Mar 2019	66.2	53.4	12.8			10.6		-		1.8	0.4	5.2

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 5

Average exchange rates for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019 were R15.38/US$, R14.72/US$ and R14.01/US$, respectively

Figures may not add as they are rounded independently

1	The US PGM operations’ underground production is converted to metric tonnes and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
2Production per product – see prill split in the table below
3The Group and total SA PGM operations’ unit cost benchmarks and capital exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
4The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
5Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period

Mining – Prill split excluding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Mar 2020		Dec 2019		Mar 2019		Mar 2020		Dec 2019		Mar 2019		Mar 2020		Dec 2019		Mar 2019
		%		%		%		%		%		%		%		%		%
Platinum	281 209	50%	309 659	50%	182 573	46%	249 415	60%	273 444	59%	153 109	58%	31 794	22%	36 215	22%	29 464	23%
Palladium	234 337	42%	264 790	42%	183 665	47%	124 546	30%	139 156	30%	82 231	31%	109 791	78%	125 634	78%	101 435	77%
Rhodium	36 160	7%	40 659	7%	22 533	6%	36 160	8%	40 659	9%	22 533	9%
Gold	7 951	1%	8 460	1%	5 634	1%	7 951	2%	8 460	2%	5 634	2%
PGM production 4E/2E	559 657	100%	623 568	100%	394 407	100%	418 072	100%	461 719	100%	263 508	100%	141 585	100%	161 849	100%	130 899	100%
Ruthenium	58 908		65 202		35 604		58 908		65 202		35 604
Iridium	14 506		16 405		8 169		14 506		16 405		8 169
Total 6E/2E	633 071		705 175		438 180		491 486		543 326		307 281		141 585		161 849		130 899

Recycling operation

	Unit	Mar 2020	Dec 2019	Mar 2019
Average catalyst fed/day	Tonne	28.0	29.8	25.6
Total processed	Tonne	2 547	2 742	2 303
Tolled	Tonne	262	409	581
Purchased	Tonne	2 285	2 333	1 722
PGM fed	3Eoz	221 798	229 540	201 289
PGM sold	3Eoz	133 714	215 588	183 795
PGM tolled returned	3Eoz	31 062	29 136	15 761

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 6

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Mar 2020	9 894	1 191	8 703	325	-	414	1 064	452	7	-	1 072	6 560
		Dec 2019	10 748	1 393	9 355	356	-	500	1 330	528	66	9	1 131	6 828
		Mar 2019	9 329	411	8 918	30	8	190	1 627	174	456	17	1 153	5 674
Yield	g/t	Mar 2020	0.75	4.51	0.23	5.77	-	4.85	0.37	3.29	0.29	-	0.28	0.21
		Dec 2019	0.87	5.01	0.25	6.71	-	5.19	0.35	3.78	0.38	0.44	0.30	0.23
		Mar 2019	0.48	5.29	0.26	3.01	0.38	7.95	0.37	3.26	0.50	0.35	0.28	0.20
Gold produced	kg	Mar 2020	7 405	5 369	2 036	1 875	-	2 007	391	1 487	2	-	297	1 346
		Dec 2019	9 349	6 984	2 365	2 390	-	2 593	460	1 997	25	4	336	1 544
		Mar 2019	4 456	2 174	2 282	90	3	1 510	600	567	227	6	323	1 130
	oz	Mar 2020	238 076	172 617	65 459	60 283	-	64 526	12 571	47 808	64	-	9 549	43 275
		Dec 2019	300 578	224 541	76 037	76 840	-	83 367	14 789	64 205	804	129	10 803	49 641
		Mar 2019	143 278	69 896	73 382	2 905	96	48 558	19 278	18 240	7 295	193	10 383	36 330
Gold sold	kg	Mar 2020	7 590	5 424	2 166	1 853	-	1 977	404	1 594	4	-	296	1 462
		Dec 2019	10 158	7 728	2 430	2 730	-	2 810	505	2 182	29	6	382	1 514
		Mar 2019	4 373	2 130	2 243	88	3	1 482	585	554	195	6	341	1 119
	oz	Mar 2020	244 024	174 385	69 639	59 575	-	63 562	12 989	51 248	129	-	9 517	47 004
		Dec 2019	326 586	248 460	78 126	87 771	-	90 343	16 236	70 153	932	193	12 282	48 676
		Mar 2019	140 593	68 480	72 113	2 829	96	47 647	18 808	17 811	6 269	193	10 963	35 977
Price and costs
Gold price received	R/kg	Mar 2020	795 323			768 484		770 727		781 977		757 432		786 662
		Dec 2019	669 797			657 985		657 044		652 103		690 206		698 943
		Mar 2019	588 040			582 418		571 505		572 630		593 372		588 114
	US$/oz	Mar 2020	1 608			1 554		1 559		1 581		1 532		1 591
		Dec 2019	1 415			1 390		1 388		1 378		1 458		1 477
		Mar 2019	1 306			1 293		1 269		1 271		1 317		1 306
Operating cost[1]	R/t	Mar 2020	475	3 031	125	3 694	-	3 489	199	2 130	329	-	157	108
		Dec 2019	447	2 630	122	3 322	-	3 050	193	1 805	98	233	150	104
		Mar 2019	421	6 883	123	27 157	1 138	6 649	176	4 301	154	159	121	104
	US$/t	Mar 2020	31	197	8	240	-	227	13	138	21	-	10	7
		Dec 2019	30	179	8	226	-	207	13	123	7	16	10	7
		Mar 2019	30	491	9	1 938	81	475	13	307	11	11	9	7
	R/kg	Mar 2020	634 490	672 378	534 578	640 267	-	719 631	541 432	647 478	1 150 000	-	568 350	524 220
		Dec 2019	513 809	524 470	482 326	494 895	-	588 160	559 130	477 216	260 000	525 000	504 762	458 549
		Mar 2019	881 009	1 301 321	480 665	9 016 257	3 033 333	836 440	477 476	1 319 155	309 835	450 000	431 949	523 009
	US$/oz	Mar 2020	1 283	1 360	1 081	1 295	-	1 455	1 095	1 309	2 326	-	1 149	1 060
		Dec 2019	1 086	1 108	1 019	1 046	-	1 243	1 181	1 008	549	1 109	1 067	969
		Mar 2019	1 956	2 889	1 067	20 017	6 734	1 857	1 060	2 929	688	999	959	1 161
All-in sustaining cost[2]	R/kg	Mar 2020	741 858			790 772		812 516		746 621		634 459		580 506
		Dec 2019	621 943			639 121		710 950		563 908		547 423		499 075
		Mar 2019	914 590			9 242 857		761 877		1 104 806		444 669		546 023
	US$/oz	Mar 2020	1 500			1 599		1 643		1 510		1 283		1 174
		Dec 2019	1 314			1 350		1 502		1 192		1 157		1 055
		Mar 2019	2 030			20 520		1 691		2 453		987		1 212
All-in cost[2]	R/kg	Mar 2020	757 892			790 772		825 787		746 746		634 459		582 627
		Dec 2019	636 100			639 121		723 801		564 315		547 423		498 877
		Mar 2019	935 925			9 242 857		762 119		1 105 340		444 669		556 390
	US$/oz	Mar 2020	1 533			1 599		1 670		1 510		1 283		1 178
		Dec 2019	1 344			1 350		1 529		1 192		1 157		1 054
		Mar 2019	2 078			20 520		1 692		2 454		987		1 235
Capital expenditure
Ore reserve development	Rm	Mar 2020	529.3			204.4		216.3		108.6		-		-
		Dec 2019	502.4			214.7		190.5		97.2		-		-
		Mar 2019	28.8			1.4		25.3		2.1		-		-
Sustaining capital		Mar 2020	215.6			60.9		81.5		26.2		-		47.0
		Dec 2019	294.1			79.2		154.7		33.0		-		27.2
		Mar 2019	34.5			6.5		14.4		10.6		-		3.0
Corporate and projects[3]		Mar 2020	41.9			-		31.6		0.2		-		3.1
		Dec 2019	63.8			-		42.6		0.9		-		(0.3)
		Mar 2019	13.9			-		0.5		0.4		-		11.6
Total capital expenditure	Rm	Mar 2020	787.0			265.3		329.5		135.1		-		50.1
		Dec 2019	860.2			293.9		387.8		131.1		-		26.9
		Mar 2019	77.4			7.9		40.2		13.1		-		14.6
	US$m	Mar 2020	51.2			17.2		21.4		8.8		-		3.3
		Dec 2019	58.4			20.0		26.3		8.9		-		1.8
		Mar 2019	5.5			0.6		2.9		0.9		-		1.0

Average exchange rates for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019 were R15.38/US$, R14.72/US$ and R14.01/US$, respectively

Figures may not add as they are rounded independently

1	Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2	All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
3	Corporate project expenditure for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019 was R7.0 million (US$0.5 million), R20.5 million (US$1.4 million) and R1.3 million (US$0.1 million), respectively. The majority of this expenditure was on the Burnstone project

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 7

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2020 quarter		Dec 2019 quarter		Mar 2019 quarter
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1 355	748	1 615	1 019	2 267	843
Secondary development	(m)	2 849	929	2 085	532	2 773	916

SA PGM operations		Mar 2020 quarter						Dec 2019 quarter						Mar 2019 quarter
	Reef			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			291	1 137	2 487	838			347	1 150	3 189	946			245	1 401	2 355	849
Advanced on reef	(m)			154	455	613	322			347	494	1 203	452			245	433	751	455
Height	(cm)			204	290	284	192			216	282	289	285			221	281	288	289
Average value	(g/t)			2.3	2.5	2.4	3.1			2.6	2.4	2.3	3.1			1.3	2.4	2.4	3.0
	(cm.g/t)			470	715	668	586			566	671	655	873			293	676	704	879
SA PGM operations		Mar 2020 quarter						Dec 2019 quarter						Mar 2019 quarter
	Reef	K3	Rowland	Saffy	E3	4B	Hossy, E1 & W1	K3	Rowland	Saffy	E3	4B	Hossy, E1 & W1	K3	Rowland	Saffy	E3	4B	Hossy, E1 & W1
Marikana	Unit
Primary development	(m)	7 415	4 618	4 559	989	1 483		9 405	6 668	4 309	1 005	1 562
Primary development - on reef	(m)	5 859	3 629	3 110	750	1 062		6 874	5 372	2 865	592	1 003
Height	(cm)	217	217	219	221	216		217	217	199	235	221
Average value	(g/t)	3.2	2.7	2.6	2.5	2.5		2.8	2.7	2.6	2.7	2.5
	(cm.g/t)	692	595	569	561	534		607	586	507	631	544
SA PGM operations		Mar 2020 quarter						Dec 2019 quarter						Mar 2019 quarter
	Reef		Kopa-neng	Simun-ye	Bamba-nani	Kwezi	K6		Kopa-neng	Simun-ye	Bamba-nani	Kwezi	K6		Kopa-neng	Simun-ye	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		602	172	627	348	519		685	316	685	792	497		556	386	520	734	577
Advanced on reef	(m)		165	111	595	125	387		435	267	616	520	422		556	368	484	554	577
Height	(cm)		247	217	207	217	235		240	220	209	219	233		238	219	209	241	240
Average value	(g/t)		2.3	2.7	3.0	3.0	2.3		1.6	2.2	2.6	1.8	1.6		2.0	2.7	2.7	2.0	2.5
	(cm.g/t)		571	594	621	655	538		383	474	547	384	379		469	594	563	479	587

SA gold operations		Mar 2020 quarter				Dec 2019 quarter				Mar 2019 quarter
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		840	230	890		1 165	256	890			7	64
Advanced on reef	(m)		147	92	78		278	113	91			7
Channel width	(cm)		95	53	106		62	45	36			87
Average value	(g/t)		10.3	11.2	10.6		13.7	11.9	54.0			7.9
	(cm.g/t)		975	590	1 119		846	538	1 946			684

SA gold operations		Mar 2020 quarter					Dec 2019 quarter					Mar 2019 quarter
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1 184	476	67	1 450		1 215	621	81	1 478		575	266		236
Advanced on reef	(m)		209	56	47	227		283	62	75	216		330	104		84
Channel width	(cm)		109	116	178	95		150	59	173	126		151	113		85
Average value	(g/t)		7.0	10.9	6.1	8.6		8.0	16.0	4.6	2.8		8.7	12.7		18.7
	(cm.g/t)		763	1 271	1 089	814		1 205	942	799	348		1,314	1,435		1,591

SA gold operations		Mar 2020 quarter		Dec 2019 quarter		Mar 2019 quarter
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	3 150	159	3 734	264	536
Advanced on reef	(m)	1 040	70	1 082	105	421
Channel width	(cm)	169	137	174	86	127
Average value	(g/t)	9.9	17.2	9.3	15.4	10.3
	(cm.g/t)	1 681	2 362	1 619	1 325	1,314

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020 8

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

(“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Incorporated in the Republic of South Africa

Registration number 2014/243852/06

Share codes: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email:

james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr. Vincent Maphai[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Dr. Elaine Dorward-King[1]

Harry Kenyon-Slaney[1]

Jerry Vilakazi[1]

Keith Rayner[1]

Nkosemntu Nika[1]

Richard Menell[1,2]

Savannah Danson[1]

Susan van der Merwe[1]

Timothy Cumming[1]

[1] Independent non-executive

[2] Lead Independent director

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton

2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email:

shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email:

tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

FORWARD-LOOKING STATEMENT

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Sibanye-Stillwater Operating update | Quarter ended 31 March 2020